Exhibit 99.1

PRESS RELEASE
November 13, 2025 at 7:00 a.m. ET

Gambling.com Group Reports Record Third Quarter Revenue and Adjusted EBITDA

CHARLOTTE – November 13, 2025 – Gambling.com Group Limited (Nasdaq: GAMB) (“Gambling.com Group” or the “Company”), a fast-growing provider of marketing and sports data services for the global gambling industry, today reported financial results for the third quarter ended September 30, 2025, and adjusted its 2025 full-year guidance.

Charles Gillespie, Chief Executive Officer and Co-Founder of Gambling.com Group, commented, “Our record third quarter revenue and Adjusted EBITDA show the power of our business, including its ability to generate substantial adjusted free cash flow, even in the face of persisting, albeit temporary, challenges within the search channel of our marketing business. Primarily driven by strong growth in enterprise sales, our sports data services business continued to outperform our expectations with revenue increasing more than 300% year-over-year and accounting for 24% of total revenue. We continue to expand the OpticOdds product and data portfolio to deliver more value to our existing customers while continuously onboarding new customers. It is increasingly clear to us that OpticOdds has product market fit in a multi-billion-dollar sports data services market. The high-margin, high-visibility, recurring subscription revenue associated with our sports data services business is the fastest growing part of our business and we expect this trend will continue long into the future.

“The outperformance in our sports data services business is partially offset by the impact to our marketing business from low-quality search results related to the proliferation of spam websites particularly in non-U.S. markets. These headwinds, which began in July, have persisted into the fourth quarter, longer than we initially expected. Despite this near-term challenge, we remain confident that these poor search quality issues will be addressed which, when combined with our accelerated initiatives to diversify traffic sources, positions the marketing business to grow in 2026. Importantly, there is unrecognized value in both the growth trajectory of our sports data services business and the significant cash flow our marketing business continues to generate. Reflecting the confidence we have in the future of the business, we bought back nearly 2% of the outstanding shares since July 1st.”

Elias Mark, Chief Financial Officer of Gambling.com Group, added, “Through the first nine months of 2025, revenue and Adjusted EBITDA increased 30% and 25%, respectively, compared to the same period in 2024, and we generated $29 million in adjusted free cash flow. Our strong adjusted free cash flow generation positions us to further invest to grow our sports data services business and diversify our marketing business, while also maintaining the flexibility to deploy capital for other shareholder value creating opportunities.”

Financial Highlights Three Months Ended September 30, 2025 vs. Three Months Ended September 30, 2024
(USD in thousands, except per share data, unaudited)

	Three Months Ended September 30,		Change
	2025	2024	%
Revenue	38,982	32,118	21%
Net (loss) income for the period attributable to shareholders	(3,860)	8,509	(145)%
Net (loss) income per share attributable to shareholders, diluted	(0.11)	0.24	(146)%
Net (loss) income margin	(10)%	26%
Adjusted net income for the period attributable to shareholders (1)	9,345	11,064	(16)%
Adjusted net income per share attributable to shareholders, diluted (1)	0.26	0.31	(16)%
Adjusted EBITDA (1)	13,010	12,584	3%
Adjusted EBITDA Margin (1)	33%	39%
Cash flows generated by operating activities	10,911	14,936	(27)%
Adjusted Free Cash Flow (1)	9,632	14,240	(32)%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Third Quarter 2025 and Recent Business Highlights

•Delivered more than 101,000 new depositing customers (“NDCs”)
•Acquired Spotlight.Vegas, an online booking platform for live events and local attractions in September
•Repurchased 562,222 shares at an average price of $8.33
•Won EGR Affiliate of the Year award for an unprecedented 3rd time in October

Three Months Ended September 30, 2025 Results Compared to Three Months Ended September 30, 2024

Revenue rose 21% year-over-year to a record $39.0 million. Revenue from marketing services of $29.8 million was in line with the prior-year period as the Company delivered more than 101,000 NDCs to clients, compared to 116,000 in the third quarter of 2024, reflecting the impact of poor organic search dynamics in the period. Revenue from sports data services grew 304% year-over-year to $9.2 million, primarily due to the contribution from OpticOdds and OddsJam. Recurring subscription revenue represented 24% of total 2025 third quarter revenue.

Gross profit increased 17% year-over-year to $35.6 million. Cost of sales of $3.4 million compares to cost of sales of $1.7 million in the year-ago period reflecting costs associated with the Company’s strategy to diversify traffic sources in the marketing business, as well as cost of sales related to the acquired OpticOdds and OddsJam businesses.

Total operating expenses exclusive of fair value movements related to the outperformance of Odds Holdings of $7.5 million, non-cash amortization of acquired intangible assets of $2.5 million, acquisition related costs of $0.5 million, acquisition related bonuses of $0.3 million, and restructuring charges of $0.5 million, grew 30% to $25.7 million primarily associated with added headcounts from the acquisitions of Odds Holdings and Spotlight.Vegas, higher marketing costs associated with traffic source diversification in the marketing business and increased share based payment expense. Inclusive of the above-mentioned expenses, total operating expenses were $37.0 million compared to $20.8 million in the year-ago period.

Net loss attributable to shareholders of $3.9 million, or $0.11 per share, was primarily due to the fair value movement in contingent consideration related to the outperformance of Odds Holdings and compared to Net income attributable to shareholders of $8.5 million, or $0.24 per share, in the year-ago-period. Adjusted net income fell 16% to $9.3 million, or $0.26 per share, primarily because of increased interest expenses related to the Company’s credit facility.

Adjusted EBITDA increased 3% to a third quarter record $13.0 million, reflecting an Adjusted EBITDA margin of 33% as compared to Adjusted EBITDA of $12.6 million and an Adjusted EBITDA margin of 39% in the prior-year period. The Adjusted EBITDA margin for the 2025 third quarter reflects the impact of the higher cost of sales and marketing expenses associated with traffic diversification initiatives for the marketing business.

Operating cash flow was $10.9 million compared to $14.9 million in the year-ago period. Adjusted free cash flow was $9.6 million compared to $14.2 million in the year-ago period reflecting strong cash conversion of 74% from Adjusted EBITDA. Adjusted free cash flow was down year over year primarily because of timing differences in 2024 where the Company saw an atypically strong third quarter following an atypically weak second quarter.

As of September 30, 2025, the Company had total cash of $7.4 million and $70.5 million of undrawn capacity under its credit facility. During the third quarter, the Company acquired Spotlight.Vegas, which included a cash payment of $8.0 million before working capital adjustments. The Company also repaid $5.6 million on the outstanding term loan during the third quarter.

In the third quarter, the Company repurchased 562,222 shares for total consideration of $4.7 million, and year-to-date has repurchased 671,998 shares for total consideration of $5.6 million. The Company has $14.4 million remaining on the current share buyback authorization.
2025 Outlook

Gambling.com Group adjusted its full-year guidance to reflect revenue of approximately $165 million and Adjusted EBITDA of approximately $58 million. The change in guidance from the prior outlook provided on August 14, 2025, reflects the continued headwind of poor organic search dynamics which affected the marketing business for all of Q3 and, while recently somewhat recovering, persists in Q4. The Company’s prior full-year guidance included an expectation that more progress would have been made against spam websites than has been seen to date. The revised guidance also includes approximately $1.0 million in higher cost of sales than previously anticipated related to the successful acceleration of the traffic diversification strategy.
The revenue guidance represents 30% year-over-year growth and the Adjusted EBITDA guidance reflects 19% year-over-year growth. The guidance assumes an average Euro to USD exchange rate of 1.15 for the year.

Financial Highlights Nine Months Ended September 30, 2025 vs. Nine Months Ended September 30, 2024
(USD in thousands, except per share data, unaudited)

	Nine Months Ended September 30,		Change
	2025	2024	%
Revenue	119,211	91,874	30%
Net (loss) income for the period attributable to shareholders	(6,041)	22,746	(127)%
Net (loss) income per share attributable to shareholders, diluted	(0.17)	0.62	(127)%
Net (loss) income margin	(5)%	25%
Adjusted net income for the period attributable to shareholders	39,612	30,020	32%
Adjusted net income per share attributable to shareholders, diluted (1)	1.11	0.82	35%
Adjusted EBITDA (1)	42,552	33,955	25%
Adjusted EBITDA Margin (1)	36%	37%
Cash flows generated by operating activities	29,051	23,936	21%
Adjusted Free Cash Flow (1)	28,766	28,417	1%
__________
(1) Represents a non-IFRS measure. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for reconciliations to the comparable IFRS numbers.

Conference Call Details

Date/Time:	Thursday, November 13, 2025, at 8:00 a.m. ET
Webcast:	https://www.webcast-eqs.com/register/gamblingq3_25/en
U.S. Toll-Free Dial In:	877-407-0890
International Dial In:	1 201-389-0918

To access, please dial in approximately 10 minutes before the start of the call. An archived webcast of the conference call will also be available in the News & Events section of the Company’s website at gambling.com/corporate/investors/news-events. Information contained on the Company’s website is not incorporated into this press release.

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For further information, please contact:

Investors: Peter McGough, Gambling.com Group, investors@gdcgroup.com
Richard Land, Alliance Advisors, gambir@allianceadvisors.com

Media: Christine Doh, Gambling.com Group; media@gdcgroup.com

About Gambling.com Group Limited

Gambling.com Group Limited (Nasdaq: GAMB) (the “Group”) is a fast-growing provider of marketing and sports data services for the global online gambling industry. Founded in 2006, the Group operates globally, primarily from offices in the United States and Ireland. The Group helps online gambling operators, including for iGaming and sports betting, acquire new customers in 19 national markets across more than ten languages through a portfolio of premier branded websites including Gambling.com, Bookies.com and Casinos.com. Under the

OddsJam, OpticOdds and RotoWire brands, the Group's sports data services assist consumers and power enterprises to succeed in sports betting and fantasy sports.
Use of Non-IFRS Measures

This press release contains certain non-IFRS financial measures, such as Adjusted Net Income, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow, Adjusted Free Cash Flow and related ratios. See “Supplemental Information - Non-IFRS Financial Measures” and the tables at the end of this release for an explanation of the adjustments and reconciliations to the comparable IFRS numbers.
Cautionary Note Concerning Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that relate to our current expectations and views of future events. All statements other than statements of historical facts contained in this press release, including statements relating to the continued growth in our sports data services business and the size of the sports data services market, continued growth of recurring subscription revenue, our ability to generate substantial adjusted free cash flow, whether the search quality issues and our search rankings improve, whether the marketing business will grow in 2026, and our 2025 outlook, are all forward-looking statements. These statements represent our opinions, expectations, beliefs, intentions, estimates or strategies regarding the future, which may not be realized. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “could,” “will,” “would,” “ongoing,” “future” or the negative of these terms or other similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements are based largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements involve known and unknown risks, uncertainties, contingencies, changes in circumstances that are difficult to predict and other important factors that may cause our actual results, performance, or achievements to be materially and/or significantly different from any future results, performance or achievements expressed or implied by the forward-looking statement. Important factors that could cause actual results to differ materially from our expectations are discussed under “Item 3. Key Information - Risk Factors” in Gambling.com Group’s annual report filed on Form 20-F for the year ended December 31, 2024 with the U.S. Securities and Exchange Commission (the “SEC”) on March 20, 2025, and Gambling.com Group’s other filings with the SEC as such factors may be updated from time to time. Any forward-looking statements contained in this press release speak only as of the date hereof and accordingly undue reliance should not be placed on such statements. Gambling.com Group disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, other than to the extent required by applicable law.

Consolidated Statements of Comprehensive Income (Unaudited)
(USD in thousands, except per share amounts)

The following table details the consolidated statements of comprehensive income for the three and nine months ended September 30, 2025 and 2024 in the Company's reporting currency and constant currency.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Revenue	38,982	32,118	21%	15%	119,211	91,874	30%	27%
Cost of sales	(3,410)	(1,683)	103%	91%	(8,369)	(5,351)	56%	53%
Gross profit	35,572	30,435	17%	10%	110,842	86,523	28%	25%
Sales and marketing expenses	(15,905)	(10,815)	47%	39%	(45,990)	(31,021)	48%	45%
Technology expenses	(6,049)	(3,616)	67%	58%	(17,913)	(10,044)	78%	74%
General and administrative expenses	(7,655)	(6,041)	27%	20%	(23,686)	(18,582)	27%	24%
Movements in credit losses allowance and write-offs	124	(360)	(134)%	(132)%	(347)	(1,061)	(67)%	(68)%
Fair value movement on contingent consideration	(7,531)	—	100%	100%	(29,163)	—	100%	100%
Operating (loss) profit	(1,444)	9,603	(115)%	(114)%	(6,257)	25,815	(124)%	(124)%
Finance income	512	551	(7)%	(12)%	8,836	1,725	412%	400%
Finance expenses	(2,529)	(1,052)	140%	127%	(7,348)	(2,396)	207%	199%
(Loss) income before tax	(3,461)	9,102	(138)%	(136)%	(4,769)	25,144	(119)%	(119)%
Income tax charge	(399)	(593)	(33)%	(36)%	(1,272)	(2,398)	(47)%	(48)%
Net income for the period attributable to shareholders	(3,860)	8,509	(145)%	(143)%	(6,041)	22,746	(127)%	(126)%
Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss
Exchange differences on translating foreign currencies	155	4,309	(96)%	(97)%	5,568	794	601%	584%
Cash flow hedge - effective portion of changes in fair value	615	—	100%	100%	(2,435)	—	100%	100%
Cash flow hedges - reclassified to profit or loss	73	—	100%	100%	2,386	—	100%	100%
Related tax	(86)	—	100%	100%	6	—	100%	100%
Other comprehensive income for the period, net of tax	757	4,309	(82)%	(83)%	5,525	794	596%	579%
Total comprehensive income for the period attributable to shareholders	(3,103)	12,818	(124)%	(123)%	(516)	23,540	(102)%	(102)%

Consolidated Statements of Financial Position (Unaudited)
(USD in thousands)

	SEPTEMBER 30, 2025	DECEMBER 31, 2024
ASSETS
Non-current assets
Property and equipment	2,253	1,833
Right-of-use assets	4,529	4,632
Intangible assets	261,917	130,811
Other non-current asset	360	—
Deferred tax asset	4,799	6,418
Total non-current assets	273,858	143,694
Current assets
Trade and other receivables	23,902	21,160
Cash and cash equivalents	7,355	13,729
Total current assets	31,257	34,889
Total assets	305,115	178,583
EQUITY AND LIABILITIES
Equity
Share capital	—	—
Capital reserve	90,455	78,037
Treasury shares	(34,679)	(29,998)
Share-based compensation reserve	13,899	10,624
Foreign exchange translation deficit	(5,244)	(10,812)
Hedging reserve	(43)	—
Retained earnings	69,296	75,337
Total equity	133,684	123,188
Non-current liabilities
Trade and other payables	947	—
Lease liability	3,871	3,819
Deferred payables	439	—
Deferred tax liability	6,955	2,258
Contingent consideration	16,119	—
Borrowings	73,108	19,582
Derivative financial instrument	2,318	—
Total non-current liabilities	103,757	25,659
Current liabilities
Trade and other payables	12,108	10,205
Deferred income	5,421	2,616
Contingent consideration	38,485	—
Deferred consideration	—	11,277
Borrowings and accrued interest	9,992	3,349
Lease liability	1,228	1,213
Income tax payable	440	1,076
Total current liabilities	67,674	29,736
Total liabilities	171,431	55,395
Total equity and liabilities	305,115	178,583

Consolidated Statements of Cash Flows (Unaudited)
(USD in thousands)

	Three months ended September 30,		Nine Months Ended September 30,
	2025	2024	2025	2024
Cash flow from operating activities
(Loss) income before tax	(3,461)	9,102	(4,769)	25,144
Finance (income) expense, net	2,017	501	(1,488)	671
Income tax paid	(2,106)	(131)	(10,107)	(1,571)
Adjustments for non-cash items:
Depreciation and amortization	3,577	1,801	10,726	4,046
Movements in credit loss allowance and write-offs	(124)	360	347	1,061
Share-based payment expense	1,728	1,180	5,359	3,737
Fair value movement on contingent consideration	7,531	—	29,163	—
Payment of deferred consideration	—	—	—	(7,156)
Cash flows from operating activities before changes in working capital	9,162	12,813	29,231	25,932
Changes in working capital
Trade and other receivables	519	535	2,321	571
Trade and other payables	1,230	1,588	(2,501)	(2,567)
Cash flows generated by operating activities	10,911	14,936	29,051	23,936
Cash flows from investing activities
Acquisition of property and equipment	(199)	(274)	(736)	(1,188)
Acquisition of intangible assets	—	(469)	—	(21,074)
Capitalization of internally developed intangibles	(1,081)	(422)	(2,872)	(1,487)
Acquisition of subsidiaries, net of cash acquired	(6,736)	—	(70,374)	—
Interest received from bank deposits	11	14	98	118
Payment of deferred consideration in relation to business combinations	—	—	(10,803)	(10,044)
Cash flows used in investing activities	(8,005)	(1,151)	(84,687)	(33,675)
Cash flows from financing activities
Exercise of options	40	697	628	1,254
Treasury shares acquired	(4,532)	(12,445)	(4,531)	(22,195)
Proceeds from borrowings	—	—	94,500	45,560
Transaction costs related to borrowings	(22)	27,560	(6,027)	(847)
Repayment of borrowings	(5,625)	(21,060)	(29,006)	(21,060)
Repayment of debt assumed in a business combination	(393)	—	(393)	—
Repayment of other non-current liability assumed in a business combination	(206)	—	(206)	—
Principal proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	2,813	—	5,625	—
Interest proceeds from the settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	1,281	—	2,579	—
Principal payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(2,903)	—	(5,804)	—
Interest payment of settlements of the derivative financial instrument used to hedge liabilities arising from financing activities	(870)	—	(1,753)	—
Interest payment attributable to third party borrowings	(3,377)	(371)	(5,252)	(545)
Interest payment attributable to deferred consideration settled in relation to asset acquisitions and business combinations	—		(675)	(1,382)
Principal paid on lease liability	(284)	(229)	(747)	(483)
Interest paid on lease liability	(84)	(83)	(236)	(172)
Cash flows generated from financing activities	(14,162)	(5,931)	48,702	130
Net movement in cash and cash equivalents	(11,256)	7,854	(6,934)	(9,609)
Cash and cash equivalents at the beginning of the period	18,667	7,523	13,729	25,429
Net foreign exchange differences on cash and cash equivalents	(56)	346	560	(97)
Cash and cash equivalents at the end of the period	7,355	15,723	7,355	15,723

Supplemental non-cash
Right-of-use assets	93	3,982	602	4,077
Issue of ordinary shares for acquisitions	—	—	9,971	—

Earnings Per Share

Below is a reconciliation of basic and diluted earnings per share as presented in the Consolidated Statement of Comprehensive Income for the period specified, stated in USD thousands, except per share amounts (unaudited):

	Three Months Ended September 30,		Reporting Currency Change	Constant Currency Change	Nine Months Ended September 30,		Reporting Currency Change	Constant Currency Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income for the period attributable to shareholders	(3,860)	8,509	(145)%	(143)%	(6,041)	22,746	(127)%	(126)%
Weighted-average number of ordinary shares, basic	35,582,412	35,592,252			35,612,028	36,466,391
Net (loss) income per share attributable to shareholders, basic	(0.11)	0.24	(146)%	(144)%	(0.17)	0.62	(127)%	(127)%

Net (loss) income for the period attributable to shareholders	(3,860)	8,509	(145)%	(143)%	(6,041)	22,746	(127)%	(126)%
Weighted-average number of ordinary shares, diluted	35,582,412	35,833,767			35,612,028	36,750,150
Net (loss) income per share attributable to shareholders, diluted	(0.11)	0.24	(146)%	(144)%	(0.17)	0.62	(127)%	(127)%

Disaggregated Revenue

Revenue is disaggregated based on how the nature, amount, timing and uncertainty of the revenue and cash flows are affected by economic factors.

Marketing

Performance marketing. Performance marketing revenue consists of (i) Cost Per Acquisition (“CPA”) revenue from arrangements where we are paid exclusively by a single cash payment for each referred player, (ii) revenue share arrangements where we are paid exclusively by a share of the customer’s net gambling revenue ("NGR") from the referred players, and (iii) hybrid revenue from arrangements where we are paid by both a CPA commission and a revenue share commission from the referred players.

Advertising and other. Advertising and other revenue includes revenue from arrangements not based on the referred players and includes advertising on our platform, onboarding fees and fees and commissions from ticketing. For advertising and other revenue, revenue is recognized on a straight-line basis over the term of the contract.

Data

Subscription. Data revenue consists of consumer and enterprise subscription revenue from data, data analytics and data syndication services.

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
Marketing	29,796	29,846	—%	76%	93%	89,907	85,698	5%	75%	93%
Data	9,186	2,272	304%	24%	7%	29,304	6,176	374%	25%	7%
Total revenues	38,982	32,118	21%	100%	100%	119,211	91,874	30%	100%	100%

The Company presents revenue as disaggregated by market based on the location of end user as follows:

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
North America	19,802	12,786	55%	51%	40%	59,901	39,859	50%	50%	43%
U.K. and Ireland	9,619	9,800	(2)%	25%	31%	31,759	28,631	11%	27%	31%
Other Europe	6,859	6,515	5%	18%	20%	19,435	16,098	21%	16%	18%
Rest of the world	2,702	3,017	(10)%	6%	9%	8,116	7,286	11%	7%	8%
Total revenues	38,982	32,118	21%	100%	100%	119,211	91,874	30%	100%	100%

The Company presents disaggregated revenue by monetization type as follows:

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
Performance marketing	24,003	25,082	(4)%	62%	78%	74,682	72,674	3%	63%	79%
Subscription	9,186	2,272	304%	24%	7%	29,304	6,176	374%	25%	7%
Advertising & other	5,793	4,764	22%	15%	15%	15,225	13,024	17%	12%	14%
Total revenues	38,982	32,118	21%	100%	100%	119,211	91,874	30%	100%	100%

The Company also tracks its revenues based on the product type from which it is derived. Revenue disaggregated by product type was as follows:

	Three Months Ended September 30,			As a Percentage of Revenue		Nine Months Ended September 30,			As a Percentage of Revenue
	2025	2024	Change	2025	2024	2025	2024	Change	2025	2024
Casino	23,174	24,835	(7)%	59%	77%	71,487	66,719	7%	60%	72%
Sports	15,003	6,955	116%	39%	22%	45,643	24,566	86%	38%	27%
Other	805	328	145%	2%	1%	2,081	589	253%	2%	1%
Total revenues	38,982	32,118	21%	100%	100%	119,211	91,874	30%	100%	100%

Supplemental Information

Rounding

We have made rounding adjustments to some of the figures included in the discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes thereto. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them.

Non-IFRS Financial Measures
Management uses both IFRS and non-IFRS financial measures in analyzing and assessing the overall performance of the business and for making operational decisions.

Adjusted Net Income and Adjusted Net Income Per Share

In the fourth quarter of 2024, we changed our definition of Adjusted net income, a non-IFRS financial measure, to net income attributable to shareholders adjusted to exclude the effect of non-recurring items, significant non-cash items, fair value movement on contingent consideration, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Previously, Adjusted net income, a non-IFRS financial measure, was defined as net income attributable to shareholders excluding the fair value gain or loss related to contingent consideration, unwinding of deferred consideration, and certain employee bonuses related to acquisitions. We believe this more appropriately reflects the measurement of Adjusted net income as it includes adjustments for non-recurring items and significant non-cash items in addition to fair value movements related to contingent consideration and unwinding of deferred consideration.

Adjusted net income per diluted share is a non-IFRS financial measure defined as Adjusted net income attributable to shareholders divided by the diluted weighted average number of ordinary shares outstanding.

We believe Adjusted net income and Adjusted net income per diluted share are useful to our management as a measure of comparative performance from period to period as these measures remove the effect of the fair value movement on contingent consideration, unwinding of deferred consideration, employees’ bonuses related to acquisition, deferred revenue fair value adjustment, share-based payment and related expense, acquisition related costs, amortization expenses related to acquired businesses and assets, restructuring costs, and all other items associated with our acquisitions, during the limited period where these items are incurred. The unwinding of deferred consideration is associated with the unwinding of the discount applied to the valuation of the deferred consideration for the acquisition of the Freebets.com Assets during the nine months ended September 30, 2025. The unwinding of deferred consideration and employee bonuses incurred until April 2024 relate to the Company’s acquisition of RotoWire and BonusFinder. See Note 5 of the consolidated financial statements for the year ended December 31, 2023 filed on March 21, 2024 for a description of the contingent and deferred considerations associated with our 2022 acquisitions.

While we use Adjusted net income and Adjusted net income per share as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted net income and Adjusted net income per share are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted net income and Adjusted net income per share is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted net income and Adjusted net income per share as compared to IFRS results are that Adjusted net income and Adjusted net income per share as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted net income and Adjusted net income per share may exclude financial information that some investors may consider important in evaluating our performance.

The following tables reconcile Adjusted net income and Adjusted net income per share, diluted from net income for the period attributable to the shareholders and net income per share attributed to shareholders, diluted as presented in the Consolidated Statements of Comprehensive Income and for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Revenue	38,982	32,118	21%	15%	119,211	91,874	30%	27%
Net (loss) income for the period attributable to shareholders	(3,860)	8,509	(145)%	(143)%	(6,041)	22,746	(127)%	(126)%
Net (loss) income margin	(10)%	26%			(5)%	25%

Net (loss) income for the period attributable to shareholders	(3,860)	8,509	(145)%	(143)%	(6,041)	22,746	(127)%	(126)%
Fair value movement on contingent consideration (1)	7,531	—	100%	100%	29,163	—	100%	100%
Unwinding of deferred consideration (1)	—	396	(100)%	(100)%	211	1,075	(80)%	(81)%
Employees' bonuses related to acquisition(1)	346	—	100%	100%	936	—	100%	100%
Deferred revenue fair value adjustment (1)	325	—	100%	100%	975	—	100%	100%
Share-based payment and related expense (1)	1,728	1,180	46%	38%	5,359	3,737	43%	40%
Acquisition related costs (1)	485	—	100%	100%	1,188	357	233%	225%
Restructuring costs (1)	462	—	100%	100%	462	—	100%	100%
Amortization expense related to acquired businesses and assets (2)	2,513	1,067	136%	122%	7,961	2,297	247%	238%
Tax effect of the adjusting items (2)	(185)	(88)	110%	97%	(602)	(192)	214%	207%
Adjusted net income for the period attributable to shareholders	9,345	11,064	(16)%	(20)%	39,612	30,020	32%	29%
__________
(1) There is no tax impact from fair value movement on contingent consideration, unwinding of deferred consideration, share-based payment and related expense, employees’ bonuses related to acquisition, deferred income fair value adjustment related to acquisition and acquisition related cost.
(2) Tax effect of adjusting costs is computed based on costs and certain amortization charges related to acquired businesses and assets using effective tax rate for each period.

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three months ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
Net (loss) income per share attributable to shareholders, basic	(0.11)	0.24	(146)%	(144)%	(0.17)	0.62	(127)%	(127)%
Effect of adjustments for fair value movements on contingent consideration, basic	0.21	0.00	100%	100%	0.82	0.00	100%	100%
Effect of adjustments for unwinding of deferred consideration, basic	0.00	0.01	(100)%	(100)%	0.01	0.03	(67)%	(67)%
Effect of adjustments for employees' bonuses related to acquisition, basic	0.01	0.00	100%	100%	0.03	0.00	100%	100%
Effect of adjustments for deferred revenue fair value adjustment, basic	0.01	0.00	100%	100%	0.03	0.00	100%	100%
Effect of adjustments for share-based payment and related expense, basic	0.05	0.03	67%	25%	0.15	0.10	50%	45%
Effect of adjustments for acquisition related costs, basic	0.01	0.00	100%	100%	0.03	0.02	50%	200%
Effect of adjustments for restructuring costs, basic	0.01	0.00	100%	100%	0.01	0.00	100%	100%
Effect of adjustments for amortization expense related to acquired businesses and assets, basic	0.08	0.03	167%	167%	0.22	0.06	267%	267%
Effect of tax adjustments, basic	(0.01)	0.00	(100)%	(100)%	(0.02)	(0.01)	100%	100%
Adjusted net income per share attributable to shareholders, basic	0.26	0.31	(16)%	(21)%	1.11	0.82	35%	32%
Net (loss) income per share attributable to ordinary shareholders, diluted	(0.11)	0.24	(146)%	(144)%	(0.17)	0.62	(127)%	(127)%
Adjusted net income per share attributable to shareholders, diluted	0.26	0.31	(16)%	(18)%	1.11	0.82	35%	32%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is a non-IFRS financial measure defined as earnings excluding interest, income tax (charge) credit, depreciation, and amortization. Adjusted EBITDA is a non-IFRS financial measure defined as EBITDA adjusted to exclude the effect of non-recurring items, significant non-cash items, share-based payment expense, foreign exchange gains (losses), fair value of contingent consideration, and other items that our board of directors believes do not reflect the underlying performance of the business, including acquisition related expenses, such as acquisition related costs and bonuses. Adjusted EBITDA Margin is a non-IFRS measure defined as Adjusted EBITDA as a percentage of revenue.

We believe Adjusted EBITDA and Adjusted EBITDA Margin are useful to our management team as a measure of comparative operating performance from period to period as those measures remove the effect of items not directly resulting from our core operations including effects that are generated by differences in capital structure, depreciation, tax effects and non-recurring events.

While we use Adjusted EBITDA and Adjusted EBITDA Margin as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Adjusted EBITDA and Adjusted EBITDA Margin are substitutes for, or superior to, the information provided by IFRS results. As such, the presentation of Adjusted EBITDA and Adjusted EBITDA Margin is not intended to be considered in isolation or as a substitute for any measure prepared in accordance with IFRS. The primary limitations associated with the use of Adjusted EBITDA and Adjusted EBITDA Margin as compared to IFRS results are that Adjusted EBITDA and Adjusted EBITDA Margin as we define them may not be comparable to similarly titled measures used by other companies in our industry and that Adjusted EBITDA and Adjusted EBITDA Margin may exclude financial information that some investors may consider important in evaluating our performance.

Below is a reconciliation to EBITDA and Adjusted EBITDA from net income attributable to shareholders for the period as presented in the Consolidated Statements of Comprehensive (Loss) Income for the period specified (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands)				(USD in thousands)
Net income for the period attributable to shareholders	(3,860)	8,509	(145)%	(143)%	(6,041)	22,746	(127)%	(126)%
Add back (deduct):
Interest expenses on borrowings and lease liability	1,832	450	307%	284%	5,673	929	511%	495%
Interest income	(11)	(14)	(21)%	(27)%	(101)	(118)	(14)%	(17)%
Income tax charge	399	593	(33)%	(36)%	1,272	2,398	(47)%	(48)%
Depreciation expense	159	111	43%	35%	442	252	75%	71%
Amortization expense	3,418	1,690	102%	91%	10,284	3,794	171%	164%
EBITDA	1,937	11,339	(83)%	(84)%	11,529	30,001	(62)%	(63)%
Share-based payment and related expense	1,728	1,180	46%	38%	5,359	3,737	43%	40%
Fair value movement on contingent consideration	7,531	—	100%	100%	29,163	—	100%	100%
Deferred revenue fair value adjustment	325	—	100%	100%	975	—	100%	100%
Unwinding of deferred consideration	—	396	(100)%	(100)%	211	1,075	(80)%	(81)%
Foreign currency translation losses (gains), net	(7)	(385)	(98)%	(98)%	(7,806)	(1,308)	497%	483%
Cash flow hedge - ineffective portion of changes in fair value	2	—	100%	100%	13	—	100%	100%
Other finance results	201	54	272%	253%	522	93	461%	448%
Restructuring costs	462	—	100%	100%	462	—	100%	100%
Acquisition related costs (1)	485	—	100%	100%	1,188	357	233%	225%
Employees' bonuses related to acquisition	346	—	100%	100%	936	—	100%	100%
Adjusted EBITDA	13,010	12,584	3%	(2)%	42,552	33,955	25%	22%
__________
(1) The acquisition costs are related to historical and contemplated business combinations of the Group.

Below is the Adjusted EBITDA Margin calculation for the period specified stated in the Company's reporting currency and constant currency (unaudited):

	Reporting Currency			Constant Currency	Reporting Currency			Constant Currency
	Three Months Ended September 30,		Change	Change	Nine Months Ended September 30,		Change	Change
	2025	2024	%	%	2025	2024	%	%
	(USD in thousands, except margin)				(in thousands USD, except margin)
Revenue	38,982	32,118	21%	15%	119,211	91,874	30%	27%
Adjusted EBITDA	13,010	12,584	3%	(2)%	42,552	33,955	25%	22%
Adjusted EBITDA Margin	33%	39%			36%	37%

In regard to forward looking non-IFRS guidance, we are not able to reconcile the forward-looking non-IFRS Adjusted EBITDA measure to the closest corresponding IFRS measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, acquisition-related expenses and certain financing and tax items.

Free Cash Flow and Adjusted Free Cash Flow

Free Cash Flow is a non-IFRS liquidity financial measure defined as cash flow from operating activities adjusted for cash flows related to acquisitions less capital expenditures. Capital expenditures for Free Cash Flow are defined as the acquisition of property and equipment, and capitalized research and development costs, and excludes cash flows related to acquisitions accounted for as business combinations and asset acquisitions.
Adjusted Free Cash Flow is a non-IFRS liquidity financial measure defined as Free Cash Flow adjusted to exclude the effect of certain non-recurring payments.

We believe Free Cash Flow and Adjusted Free Cash Flow are useful to our management team as measures of financial performance as they measure our ability to generate additional cash from our operations. While we use Free Cash Flow and Adjusted Free Cash Flow as tools to enhance our understanding of certain aspects of our financial performance, we do not believe that Free Cash Flow and Adjusted Free Cash Flow are substitutes for, or superior to, the information provided by IFRS metrics. As such, the presentation of Free Cash Flow and Adjusted Free Cash Flow are not intended to be considered in isolation or as substitutes for any measures prepared in accordance with IFRS.

The primary limitation associated with the use of Free Cash Flow and Adjusted Free Cash Flow as compared to IFRS metrics is that Free Cash Flow and Adjusted Free Cash Flow do not represent residual cash flows available for discretionary expenditures because these measures do not deduct the payments required for debt payments and other obligations or payments made for acquisitions. Free Cash Flow and Adjusted Free Cash Flow as we define them also may not be comparable to similarly titled measures used by other companies in the online gambling affiliate industry.
Below is a reconciliation to Free Cash Flow and Adjusted Free Cash Flow from cash flows generated by operating activities as presented in the Consolidated Statements of Cash Flows for the period specified (unaudited):

	Three Months Ended September 30,		Change	Nine Months Ended September 30,		Change
	2025	2024	%	2025	2024	%
	(in thousands USD, unaudited)			(USD in thousands, unaudited)
Cash flows generated by operating activities	10,911	14,936	(27)%	29,051	23,936	21%
Adjustment for items presented in operating activities:
Payment of deferred consideration	—	—	—%	—	7,156	(100)%
Adjustment for items presenting in investing activities:
Capital Expenditures
Acquisition of property and equipment	(199)	(274)	(27)%	(736)	(1,188)	(38)%
Capitalization of internally developed intangibles	(1,081)	(422)	156%	(2,872)	(1,487)	93%
Free Cash Flow	9,631	14,240	(32)%	25,443	28,417	(10)%
Tax and other payments in relation to acquisition	—	—	—%	3,323	—	100%
Adjusted Free Cash Flow	9,631	14,240	(32)%	28,766	28,417	1%
1. One-time tax payments are related to income and payroll effects of pre-acquisition distributions to the Sellers of OddsJam, which were acquired as part of the business combination.